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                             BASS, BERRY & SIMS PLC
                                 AmSouth Center
                        315 Deaderick Street, Suite 2700
                         Nashville, Tennessee 37238-3001
                                 (615) 742-6200

RYAN D. THOMAS

PHONE:   (615) 742-7765
FAX:     (615) 742-2778
E-MAIL:  rthomas@bassberry.com

                                January 20, 2006

VIA EDGAR & OVERNIGHT COURIER

Mr. Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC  20549-0303

            RE:         HEALTHSPRING, INC.
                        REGISTRATION STATEMENT ON FORM S-1, AMENDMENT NO. 3 FILED JANUARY 19, 2006
                        FILE NO. 333-128939

Dear Mr. Riedler:

            On behalf of HealthSpring, Inc. (the "Company"), and pursuant to the Company's telephone discussion with the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company's response to comments of the Staff contained in your letter dated January 12, 2006 (the "Comment Letter"), I submit this letter containing the Company's responses to this discussion. Amendment No. 4 to the Registration Statement was filed today with the Commission via EDGAR. The Company's responses to the teleconference are set forth below. Defined terms used but not defined herein have the meanings set forth in the Registration Statement.

FORM S-1

Management's Discussion and Analysis of Financial Condition, page 37

Critical Accounting Policies and Estimates, page 53

Medical Claims Liability and Medical Expenses, page 51

            The Company supplementally advises the Staff that it does not generally consider favorable (unfavorable) prior period developments in establishing its provision for adverse claims development. The Company does, however, consider favorable (unfavorable) prior period experience in establishing its best estimate of medical expense incurred but not reported. The Company has revised the disclosure on page 53 of the Registration Statement.

            The Company has revised the disclosure on page 56 of the Registration Statement to clarify that the Company's utilization and severity of claims are taken into account in the Company's standard model, through analysis of the claims trend and completion factors.

            The Company has revised the disclosure on page 53 of the Registration Statement to clarify that the Company's actuaries determine the range of medical expense incurred but not reported and the point estimate within that range.

                             ----------------------

            Please do not hesitate to contact me at (615) 742-7765, Jim Jenkins at (615) 742-6236 or Howard Lamar at (615) 742-6209 if you have any questions or further comments.

                                   Sincerely,

                                   /s/ Ryan D. Thomas

                                   Ryan D. Thomas


cc   Greg Belliston, Securities and Exchange Commission
     Oscar Young, Securities and Exchange Commission
     Keira Ino, Securities and Exchange Commission
     Kevin M. McNamara, Executive Vice President and Chief Financial Officer, HealthSpring, Inc.
     J. Gentry Barden, Senior Vice President, Corporate General Counsel and Secretary, HealthSpring, Inc.
     Howard H. Lamar III Esq., Bass, Berry & Sims PLC
     J. James Jenkins, Jr., Esq., Bass, Berry & Sims PLC
     Richard B. Aftanas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP